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                         [LETTERHEAD OF RUTAN & TUCKER, LLP]

                                October 25, 2006

VIA FEDEX AND
EDGAR CORRESPONDENCE

Larry Spirgel, Esq.
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3720
100 F. Street, N.E.
Washington, DC 20549

        Re:     ConectiSys Corporation
                Registration Statement on Form SB-2
                Filed on October 26, 2006
                Registration No. 33-137204
                ------------------------------------

Dear Mr. Spirgel:

        This letter responds to the comments of your letter dated October 6, 2006 relating to ConectiSys Corporation (the "Company"), a copy of which letter is enclosed for your convenience.

        The enclosed clean and marked-to-show-changes copies of Amendment No. 1 to the Company's Registration Statement on Form SB-2, Reg. No. 333- 137204 (the "Registration Statement") contain revisions that are directly in response to your comments. We have reproduced below in bold font each of your comments set forth in your letter of October 6, 2006, together with the Company's responses in regular font immediately following each reproduced comment. The Company's responses in this letter correspond to the numbers you placed adjacent to your comments in your letter of October 6, 2006. We have indicated below whether the comment has been responded to in the Registration Statement or the reasons why the Company believes a response is either inapplicable or inappropriate. The page numbers referenced below correspond to the marked version of the Registration Statement enclosed herewith.

Larry Spirgel, Esq.
October 25, 2006
Page 2

General

        1. We note that the registration rights agreement entered into in connection with the March 8, 2006 securities purchase agreement defines registrable securities to mean, among other things, the Conversion Shares, Damages shares, shares issuable in payment of the Standard Liquidated Damages Amount and the Warrant Shares. In your response letter, tell us what shares you are registering for resale in connection with the securities purchase agreement and related registration rights agreement and why you believe it is appropriate to register the shares for resale at this time. Revise your disclosure to clearly indicate what you are registering.

        At this time, the Company is registering for resale only the shares of common stock issuable upon conversion of principal and interest amounts under the convertible notes and upon exercise of the warrants. Although the Company does not refer to either Damages Shares or shares issuable in payment of the Standard Liquidated Damages Amount as shares being registered for resale under the Registration Statement, the Company has reviewed the Registration Statement and has revised its disclosure on pages 4 and 51 of the Registration Statement to more clearly indicate the nature of the shares that are being registered for resale thereunder.

        2. In this regard, we note that you are registering for resale common stock underlying callable secured convertible notes and warrants to be issued in a series of closings under the March 8, 2006 securities purchase agreement, and that the last closing will occur at end of December, 2006. Please advise us in your response letter how many closing have occurred, the amount of money the company has received to date and the amount of convertible notes and warrants you have issued to date. Provide your analysis as to why you believe it is appropriate to register for resale the shares underlying convertible notes and warrants that have not yet been sold. We note, for example, that subsequent tranches were scheduled to close from one to three months after you filed the registration statement. We also note that either the company or a majority-in-interest of the investors may terminate their obligations to purchase subsequent tranches upon 30 days written notice to the other party. Please refer to Interpretation 3S(b) under the heading "Securities Act Sections" in the March 1999 Supplement to the Division's Manual of Publicly Available Telephone Interpretations.

        The Company has completed five closings under the Securities Purchase Agreement (the "Purchase Agreement") dated March 8, 2006 by and among the Company and AJW Offshore, Ltd., AJW Qualified Partners LLC, AJW Partners, LLC and New Millennium Capital Partners II, LLC (collectively, the "Investors"). Rather than extend the closings through December 2006, the Company and each of the Investors jointly agreed in July 2006 to accelerate the remaining financing

Larry Spirgel, Esq.
October 25, 2006
Page 3

installments. The Company received an aggregate of $370,000 in March 2006, $100,000 in April 2006, $100,000 in May 2006, $100,000 in June 2006 and $600,000
in July 2006, for total aggregate investment proceeds of $1,270,000, which was the total amount to be funded under the Purchase Agreement. In connection with the offering under the Purchase Agreement, the Company has issued convertible notes having an aggregate principal face value of $1,270,000 and has issued warrants to purchase an aggregate of 20,320,000 shares of its common stock. All of the amounts to be invested under the Purchase Agreement were received by the Company by July 2006. Likewise, all securities to be issued to the Investors under the Purchase Agreement were issued by the Company by July 2006. See also the Company's previous (and current) disclosure in the table in its Liquidity and Capital Resources section in Management's Discussion and Analysis indicating that all proceeds from the private offering had been received prior to the initial filing of the Registration Statement. Accordingly, the Company believes that the offering under the Purchase Agreement was a completed private offering by July 2006 and that it is appropriate to register for resale the shares underlying the related convertible notes and warrants in the Registration Statement. See also the Company's response to Comment 4 below under Completed Offering.

        3. It also appears that you are registering shares that may be paid as interest on the notes and that the payment of interest in shares of common stock is at the sole discretion of the investors. In your response letter, provide your analysis as to why you believe it is appropriate to register for resale at this time the shares issuable for the payment of interest.

        The first paragraph of the convertible notes provides in relevant parts, that:

        " . . . interest on the unpaid principal balance hereof at the rate of six percent .. . until the same becomes due and payable, whether at maturity or upon acceleration or by prepayment or otherwise, or so much thereof as may be advanced and be outstanding, with interest thereon, to be computed on each advance from the date of its disbursement."

        "Interest shall commence accruing on the Issue Date, shall be computed on the basis of a 365-day year and the actual number of days elapsed and shall be payable quarterly . . ."

        "All payments due hereunder (to the extent not converted into common stock, no par value per share, of the Borrower (the "Common Stock") in accordance with the terms hereof) shall be made in lawful money of the United States of America."

Larry Spirgel, Esq.
October 25, 2006
Page 4

        The Company believes that the foregoing terms require it to make quarterly interest payments in cash only and do not allow the Investors to elect to receive quarterly interest payments in shares of the Company's common stock. Accordingly, with respect to quarterly interest payments, the Company believes that the Investors cannot make any additional investment decision with respect to shares of the Company's common stock.

        Section 1.1 of the convertible notes also provides in relevant parts, that:

        "The Holder shall have the right from time to time . . . to convert all or any part of the outstanding and unpaid principal amount of this Note into fully paid and non-assessable shares of Common Stock . . ."

        "The number of shares of Common Stock to be issued upon each conversion of this Note shall be determined by dividing the Conversion Amount (as defined below) by the applicable Conversion Price then in effect on the date specified in the notice of conversion . . ."

        "The term "Conversion Amount" means, with respect to any conversion of this Note, the sum of (1) the principal amount of this Note to be converted in such conversion plus (2) accrued and unpaid interest, IF ANY, on such principal amount at the interest rates provided in this Note to the Conversion Date plus (3) Default Interest, IF ANY, on the amounts referred to in the immediately preceding clauses (1) and/or (2) . . ."

        Emphasis added.

        The Company believes that neither Section 1.1 nor the other provisions of the convertible notes contain any discretionary right on the part of the Investors to convert accrued interest into shares of the Company's common stock. In fact, Section 1.1 expressly confers a discretionary conversion right on the part of the Investors only with respect to the conversion of outstanding and unpaid principal. It is the Company's intent, and the Company believes that it is the Investors' intent, for the Company and not the Investors to have the sole discretion of paying accrued and unpaid interest in cash or shares of common stock. The Company believes that the terms of the convertible notes support this interpretation and has confirmed the parties' intent in this regard in writing with the Investors.

        By not paying accrued interest in cash, the Company is thereby determining that the Investors must instead receive shares of common stock as payment for accrued and unpaid interest on converted principal amounts. Moreover, the conversion of accrued and unpaid interest does not itself involve any election or discretionary action on the part of the Investors-it is merely incidental to the conversion of principal-nor can the Investors refuse to accept

Larry Spirgel, Esq.
October 25, 2006
Page 5

the shares as payment of such accrued interest and instead choose to receive cash. Accordingly, it is the Company and not the Investors, who is entitled to choose, in the Company's sole discretion, whether the Investors receive any shares of common stock for accrued and unpaid interest in connection with their conversion of principal amounts under the convertible notes.

        Based on the foregoing, the Company believes that the Investors cannot make any additional investment decision with respect to shares of the Company's common stock and that it is therefore appropriate to register for resale the shares that may be issued as payment of interest.

        4. Lastly, we note that the registration statement concerns the offer by AJW Offshore, Ltd., AJW Qualified Partners LLC, AJW Partners, LLC and New Millennium Capital Partners II, LLC of an amount of your common stock that is roughly 63% of the amount of your currently outstanding common stock. Given the nature and size of the current and past transactions registered on behalf of these entities, advise us in your response letter of the company's basis for determining that the current transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) of Regulation
                C. Also tell us the total number of shares of common stock you have sold to these entities and the number of shares they have subsequently sold under the various registrations statements you have filed on their behalf.

        Size of the Offering

        The Company acknowledges that the size of the resale offering to be registered on behalf of the Investors is significant. In an effort to reduce any potential concerns arising under Rule 415(a)(1)(i) that the resale offering in the Registration Statement is made by the Company instead of by or on behalf of a person other than the Company, the Company has elected to reduce the number of shares it is seeking to register for resale to 4,225,836,000 shares of common stock, which represents approximately 29% of its currently outstanding shares of common stock and less than 33% of its public float.

        Eligibility Under Rule 415(a)(1)(i)

        The Company believes that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) of the Securities Act. The transaction is eligible to be made on a shelf basis under Rule 415(a)(1)(i) because the convertible notes and warrants, the underlying shares of which are being registered for resale under the Registration Statement, were issued to the selling security holders in a properly conducted and concluded offering under Rule 506 of Regulation D of the Securities Act. As such, the shares of common stock being registered for resale under the Registration Statement properly constitute securities that are offered

Larry Spirgel, Esq.
October 25, 2006
Page 6

or sold solely by or on behalf of persons other than the Company, a subsidiary of the Company or a person of which the Company is a subsidiary.

        Interpretation No. 3S(b) of the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations Supplement - March 1999 (the "March 1999 Supplement") states in relevant part as follows:

        "In a PIPE transaction (private-investment, public-equity), the staff will not object if a company registers the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the staff's PIPEs analysis applies to the convertible security, not to the underlying common stock. There can be no conditions to closing that are within an investor's control or that an investor can cause not to be satisfied."

        Based on the foregoing, there are two significant criteria that must be met in order for the shares of common stock underlying convertible securities and warrants issued in a PIPE transaction to be properly registered for resale as a valid secondary offering. First, the issuance of the convertible securities and warrants must have been made in a transaction exempt pursuant to Section 4(2) under the Securities Act. Second, the private placement must be "completed." (See also Black Box Incorporated, SEC No-Action Letter (June 26,
1990) regarding "completed" private placement transactions.)

        Section 4(2)-Exempt Offering

        The convertible notes and warrants held by the Investors, the underlying shares of common stock of which are being registered for resale under the Registration Statement, were issued in an exempt transaction pursuant to Section 4(2) of the Securities Act, based on the safe-harbor to Section 4(2) provided by Rule 506 of Regulation D. This exemption was claimed on the basis that the transaction did not involve any public offering and the Investors are each "accredited investors" as that term is defined in Rule 501(a) of Regulation D. Appropriate investment representations were obtained from each Investor and instruments representing the convertible notes and warrants were issued with restrictive legends. A Form D covering the convertible notes and warrants was filed with the Securities and Exchange Commission (the "Commission") on March 21, 2006. As a result, the convertible notes and warrants were made in an exempt transaction pursuant to Section 4(2) under the Securities Act.

Larry Spirgel, Esq.
October 25, 2006
Page 7

        Completed Offering

        Interpretation No. 3S(b) of the March 1999 Supplement discussed above, as well as the Division of Corporation Finance's position in the Black Box Incorporated No-Action Letter, make it clear that a private placement is "completed" if commitments are in place from all Investors subject only to conditions outside of their control so that there is no further investment decision. The Investors became irrevocably bound to purchase a set amount of convertible notes and warrants for a set purchase price upon the final July 2006 closing under the Purchase Agreement. On that date, the full purchase price had been paid by the Investors to the Company and the convertible notes and warrants had been issued by the Company to the Investors. The Investors were, and continue to be, at market risk as of and at all times after July 2006, including as of the September 8, 2006 filing of the Registration Statement, and there was no further investment decision by the Investors after July 2006.

        Based on the foregoing, the offering of the convertible notes and warrants, the underlying shares of common stock of which are being registered for resale under the Registration Statement, was "completed" prior to the filing of the Registration Statement as required by Interpretation No. 3S(b) of the March 1999 Supplement and the Black Box Incorporated No-Action Letter.

        Shares Sold to Investors

        The Company has sold approximately 12,537,358,185 shares of common stock to the Investors. Of this amount, approximately (i) 8,320,162,280 shares of common stock were issued by the Company to the Investors and presumably sold by the Investors under Rule 144(k) (or in a few instances, Rule 144), and (ii) 4,217,195,905 shares of common stock were issued by the Company to the Investors and sold under various registration statements the Company has filed on the Investors' behalf. The Company has filed registration statements on the Investors' behalf offering for resale an aggregate of 5,784,619,000 shares of common stock.

The Offering - page 3

        5. Please disclose that the number of shares being registered represents __% of your shares currently outstanding without assuming the conversion of the notes or exercise of warrants.

        The Company has revised its disclosure in "The Offering" subsection of the "Prospectus Summary" section on page 4 of the Registration Statement to provide that the number of shares being registered represents approximately 29% of the Company's currently outstanding shares without assuming conversion of the notes or exercise of the warrants.

Larry Spirgel, Esq.
October 25, 2006
Page 8

Risk Factors, page 5

Our default on the repayment of convertible debentures or notes.....page 5

        6. Please revise this risk factor caption to highlight that you are currently in default on your convertible debentures and notes.

        The Company has revised its disclosure in the Risk Factor caption on page 5 of the Registration Statement to highlight that the Company is currently in default on its convertible debentures and notes.

        7. Briefly explain here and disclose in more detail in management's discussion and analysis why you are in default of your registration obligations and the payment of interest.

        The Company has revised its disclosure in the Risk Factors section commencing on page 5 of the Registration Statement to briefly disclose why the Company is currently in default of its registration obligations and the payment of interest.

        The Company has also revised its disclosure in the Management's Discussion and Analysis section on page 21 of the Registration Statement to disclose in more detail why the Company is currently in default of its registration obligations and the payment of interest.

        8. Quantify the amount of principal and interest that the debenture holders and note holders can demand that you immediately repay.

        The Company has revised its disclosure in the Risk Factors section commencing on page 5 of the Registration Statement to quantify the amount of principal and interest that the debenture and note holders can demand that the Company immediately repay.

        The Company has also revised its disclosure in the Management's Discussion and Analysis section on page 22 of the Registration Statement to quantify the amount of principal and interest that the debenture and note holders can demand that the Company immediately repay.

Principal and Selling Security Holders, page 49

        9. Disclose the material terms of the warrants whose underlying shares are being registered. Disclose why the warrant agreement for the warrants issued in connection with the March 8, 2006 securities purchase agreement states that the exercise price of the warrants is $0.0009 per share, but footnote (7) to the table

Larry Spirgel, Esq.
October 25, 2006
Page 9

                states that the exercise price of the warrants on September 6, 2006 would have been $0.005.

        The Company has revised its disclosure in the Principal and Selling Security Holders table on page 51 of the Registration Statement to disclose the material terms of the warrants whose underlying shares of common stock are being registered for resale in the Registration Statement.

        The exercise price for the warrants issued in connection with the Purchase Agreement is indeed $0.0009 per share. The disclosure in footnote (7) to the selling Principal and Selling Security Holders table was erroneous. The Company has revised its disclosure in footnote (7) to the Principal and Selling Security Holders table on page 54 of the Registration Statement to correctly disclose that the exercise price for such warrants is $0.0009 per share.

Plan of Distribution, page 53

        10. We note that the selling security holders may engage in short sales against the box. In your response letter, please confirm your understanding that there would be a violation of Section 5 if a selling shareholder entered into such a short sale prior to the effectiveness of the registration statement because the shares are deemed to be sold at the time such sale is made. See interpretation 12 under "Section A- Securities Act Sections" of the Divisions Manual of Publicly Available Telephone Interpretations, available on our website at http://www.sec.gov/interps/telephone.shtml.

        The Company understands and acknowledges that there would be a violation of Section 5 of the Securities Act if a selling security holder entered into a short sale of shares of common stock offered for resale under the Registration Statement prior to the effectiveness of the Registration Statement due to the fact that such shares would be deemed to be sold at the time the short sale was made.

        11. We note your statements in paragraph three that the selling stockholders and any brokers, dealers or agents that participate in the distribution of the common stock "may be deemed to be underwriters." Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker dealers as underwriters if the shares were not issued as underwriting compensation. Please revise as applicable.

        The Company has confirmed and has received representations in writing from the Investors that none of them is an NASD-registered broker-dealer or is affiliated with an NASD-registered broker-dealer. Accordingly, none of the Investors has been identified in the Registration Statement as an NASD-

Larry Spirgel, Esq.
October 25, 2006
Page 10

registered broker-dealer or an affiliate thereof.

Part II

Item 26. Recent Sales of Unregistered Securities

        12. We note that you have not included disclosure regarding the March 8, 2006 issuance of callable secured convertible notes and warrants to AJW Offshore, Ltd., AJW Qualified Partners LLC, AJW Partners, LLC and New Millenium Capital Partners II, LLC. Please revise or advise.

        The Company has revised its disclosure in the Recent Sales of Unregistered Securities section on page II-8 of the Registration Statement to disclose the March 2006 issuance of convertible notes and warrants to the Investors.

        We trust that the foregoing is responsive to your comments in your letter of comments dated October 6, 2006. If you have any questions, please call me at (714) 641-3450 or my associate John T. Bradley, Esq. at (714) 662-4659.

                                          Sincerely yours,

                                          RUTAN & TUCKER, LLP

                                          /S/ LARRY A. CERUTTI

                                          Larry A. Cerutti

LAC:jb
Enclosures
cc: Paul Fischer, Esq. (w/encl.)
Robert A. Spigno (w/encl.)